SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CELANESE CORPORATION
(Name of Subject Company (Issuer))
CELANESE CORPORATION
CELANESE INTERNATIONAL HOLDINGS LUXEMBOURG S.Á R.L.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Series A Common Stock, $0.0001 par value
(Title of Class of Securities)
150870 10 3
(CUSIP Number of Class of Securities)
CURTIS S. SHAW, Esq.
Executive Vice President, General Counsel and Secretary
1601 West LBJ Freeway
Dallas, Texas 75234-6034
(972) 443-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:

BARBARA L. BECKER, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166-0193 (212) 351-4000	JAMES J. MOLONEY, Esq. Gibson, Dunn & Crutcher LLP 4 Park Plaza Irvine, California 92614-8557 (949) 451-3800
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$344,016,912	$10,561.32
*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 11,279,243 shares of Series A Common Stock, $0.0001 par value, at the maximum tender offer price of $30.50 per share.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,561.32	Filing Party: Celanese Corporation; Celanese International Holdings Luxembourg S.Á R.L.
Form or Registration No.: Schedule TO	Date Filed: March 6, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates :
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

INTRODUCTION
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2007, (as amended from time to time, the “Schedule TO”), and relates to the offer by Celanese Corporation, a Delaware corporation (“Celanese” or the “Company”), through its wholly owned subsidiary Celanese International Holdings Luxembourg S.à r.l. (“CIH”), to purchase up to 11,279,243 shares, or such lesser number as are properly tendered and not properly withdrawn, of its common stock, $0.0001 par value per share (the “Common Stock”), at a price not greater than $30.50 nor less than $28.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the “Offer”). A copy of the Offer to Purchase and related Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.
     The information contained in the Offer is expressly incorporated herein by reference into this Amendment No. 1 to Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 11
     Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:
     (1) On April 4, 2007, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Monday, April 3, 2007. A copy of that press release is attached to this Schedule TO as Exhibit (a)(5)(iii) and is incorporated herein by this reference.
     (2) On April 6, 2007, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Monday, April 3, 2007. A copy of that press release is attached to this Schedule TO as Exhibit (a)(5)(iv) and is incorporated herein by this reference.
     (3) The paragraph beginning with the heading “Incorporation by Reference,” including the table referenced therein, under Section 10, “Certain Information Concerning Us,” on page 23 of the Offer to Purchase is amended and restated in its entirety as follows:
     Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. We incorporate by reference each of the following documents:

SEC Filings	Period or Date Filed

Annual Report of Form 10-K	Year ended December 31, 2006

Current Reports on Form 8-K	January 8, 2007, February 9, 2007, March 5, 2007, March 27, 2007, April 3, 2007 and April 5, 2007.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(iii)	Press Release, dated April 4, 2007 (incorporated by reference from Exhibit 99.2 of Form 8-K filed with the SEC on April 5, 2007).

(a)(5)(iv)	Press Release, dated April 6, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CELANESE CORPORATION
By:	/s/ KEVIN J. ROGAN
Name: Kevin J. Rogan
Title: Assistant Secretary

CELANESE INTERNATIONAL HOLDINGS LUXEMBOURG S.À R.L.
By:	/s/ HARRY A. FRANKS, JR.
Name: Harry A. Franks, Jr.
Title: Manager

Date: April 6, 2007

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 6, 2007.*

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Stockholders, dated March 6, 2007, from David N. Weidman, Chairman of the Board, Chief Executive Officer and President, Celanese Corporation.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(vii)	Letter to Participants in the Celanese Americas Retirement Savings Plan.*

(a)(5)(i)	Press Release, dated March 5, 2007.*

(a)(5)(ii)	Summary Advertisement, dated March 6, 2007.*

(a)(5)(iii)	Press Release, dated April 4, 2007 (incorporated by reference from Exhibit 99.2 of Form 8-K filed with the SEC on April 5, 2007).

(a)(5)(iv)	Press Release, dated April 6, 2007.

(d)(1)	Stock Purchase Agreement, dated March 2, 2007 by and among Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2 and Blackstone Capital Partners (Cayman) Ltd. 3, Celanese Corporation and Celanese International Holdings Luxembourg S.à r.l.*

*	Previously filed with the Schedule TO on March 6, 2007.

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